 Exhibit 99.1

NETCLASS TECHNOLOGY INC. Provides Update on AI Foreign Language Teaching System

SHANGHAI and HONG KONG, May 23, 2025 – NETCLASS TECHNOLOGY INC. (Nasdaq: NTCL; “the Company” or “NetClass”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today provided an update on its proprietary AI Foreign Language Teaching System. The Language Teaching System has been launched at 71 colleges across 20 provinces and municipalities in China and serves over 20,000 teachers and students. The program covers 500+ courses and has generated over 300,000 contextual dialogues. The deployment of this program reinforces NetClass’s commitment to its long-term strategic goals in becoming a market leader in the smart education industry.

“We are proud of the achievements we have made thus far with our AI Language Teaching system, and we will work continuously to improve the product. The integration of AI technology into traditional teaching methods provides students and teachers with innovative solutions to common challenges. As we continue to advance our long-term strategic priorities, our goal is to make language learning more accessible and engaging,” said Dr. Jianbiao Dai, Chairman and Chief Executive Officer of NetClass. “Our technology is focused on teaching students in accordance with their aptitude, and NetClass is at the forefront of the shift towards a hybrid learning model, creating a more efficient and immersive learning experience for teachers and students. NetClass is leveraging technological innovation to write a new chapter for foreign language education in China.”

The AI Language Teaching System is comprised of four core modules, each specifically designed to enhance teaching efficiency:

•	Module 1: AI Multilingual Scenario Dialogue – This module supports English, German, Japanese, French, and Spanish. Through meticulously constructing real-world scenarios, the AI avatar guides students through interactions such as business negotiations and travel inquiries, to optimize language expression in real time. Additionally, the system features industry-leading dynamic dialogue assessment capabilities, evaluating students’ oral performance across dimensions such as vocabulary usage, turn-taking, grammatical structure, and pronunciation accuracy, while generating detailed evaluation reports.

•	Module 2: AI Intelligent Composition Correction – Conducting systematic annotations and AI-powered grading based on three core criteria: error statistics, advanced vocabulary usage, and composition logic. This module is focused on assisting students standardize writing patterns and improve their writing skills, and allows teachers to perform secondary corrections, effectively reducing repetitive grading tasks and alleviating workloads.

•	Module 3: Reading and Pronunciation Training – Featuring multiple voice options, the AI-generated reading samples support customizable speech speeds and pronunciation evaluation, generating a multi-dimensional assessment designed to increase students’ confidence in speaking.

•	Module 4: Teaching Data Dashboard – The dashboard dynamically tracks key data points including dialogue frequency, composition submission rates, and shadowing scores, generating a learning effectiveness analysis report designed to provide scientific insights for teaching optimization.

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NetClass currently has two learning platforms, “AI English Go” and “Multilingual Go”, supporting teaching in English, Spanish, German, Japanese, French, and other languages. The Company plans to launch its vocabulary, listening, and speech modules in later 2025 to expand its product offerings. The collaboration with distinguished universities demonstrates the integration of AI into real-world teaching scenarios and enhances students’ critical thinking and language application skills.

About NETCLASS TECHNOLOGY INC.

NETCLASS TECHNOLOGY INC. is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC.

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global

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